SCHEDULE A

Transactions in the Shares of Common Stock by the Reporting Persons Within the Last Sixty Days

Nature of the Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
Purchase of Common Stock by 22NW Fund, LP	10,101,010	0.99	12/23/2024